UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Acquires Sentronics Metrology to Expand its Dimensional Metrology Portfolio”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2024

NOVA LTD.
(Registrant)

By:	/s/ Guy Kizner
Guy Kizner
Chief Financial Officer

Company Contact:
Guy Kizner, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Acquires Sentronics Metrology to Expand its Dimensional Metrology Portfolio

•	Expands applications’ reach to backend semiconductor and Wafer Level Packaging, including Advanced Packaging.

•	All-cash transaction valued at approximately $60 million.

•	Acquisition expected to be accretive on non-GAAP net earnings basis within 12 months of closing.

REHOVOT, Israel - November 27, 2024 - Nova (Nasdaq: NVMI) announced today that it has entered into a definitive agreement to acquire Sentronics Metrology GmbH, a privately held company headquartered in Mannheim Germany, in an all-cash transaction valued at approximately $60 million.

The acquisition is subject to customary closing and regulatory conditions and approvals and is expected to close within the first quarter of 2025. The Company expects the acquisition to be accretive on a non-GAAP basis within 12 months of closing.

Sentronics Metrology GmbH is a global provider of wafer metrology tools for backend semiconductor fabrication. The company develops flexible and modular metrology tools equipped with multiple metrology sensors for a variety of critical dimension applications, including thickness, roughness, and topography.

The addition of Sentronics’ modular dimensional metrology technology to Nova’s dimensional metrology portfolio will enable Nova to diversify its offering in the rapidly growing field of advanced wafer level packaging and specialty devices. Sentronics portfolio expands Nova’s presence into a broader range of applications and wafer sizes and types beyond 300mm silicon wafers. Along with Nova’s Optical CD Stand Alone and Integrated Metrology, Nova can offer its customers a complete portfolio for critical applications in both backend and frontend fabrications processes. The Company believes these applications represent a rapidly growing market, estimated at $200 million per annum.

“We are very excited with this strategic acquisition that further extends our reach into fast-growing markets,” commented Gaby Waisman, President and CEO of Nova. “Acquiring Sentronics Metrology aligns with our long-term strategy to expand our total addressable market by broadening our portfolio of key technologies, enabling us to support a wider range of process control applications. This acquisition creates significant synergies, enhancing our offerings to better meet the evolving needs of our customers.”

About Nova
Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability and regarding the future closing of Sentronics’ acquisition. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following:  increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure, including risks related to artificial intelligence; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including related to the war against Hamas and other terrorist organizations; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on February 20, 2024. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.